FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 25, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 3

The Asset Protection Scheme

Appendix 3  The Asset Protection Scheme

Appendix 3  The Asset Protection Scheme

1. Key aspects of the Scheme

On 22 December 2009, the Group acceded to the Asset Protection Scheme ('APS' or 'the Scheme') with HM Treasury acting on behalf of the UK Government. Under the Scheme, the Group purchased credit protection over a portfolio of specified assets and exposures ("covered assets") from HM Treasury. The portfolio of covered assets had a par value of approximately £282 billion as at 31 December 2008 and .the protection is subject to a first loss of £60 billion and covers 90% of,  subsequent losses. Once through the first loss, when a covered asset has experienced a trigger event(1) losses and recoveries in respect of that asset are included in the balance receivable under the APS. Receipts from HM Treasury will, over time, amount to 90% of cumulative losses (net of cumulative recoveries) on the portfolio of covered assets less the first loss amount.

The Group has the right to terminate the Scheme at any time provided that the Financial Services Authority has confirmed in writing to HM Treasury that it has no objection to the proposed termination. On termination, the Group is liable to pay HM Treasury a termination fee. The termination fee would be the difference between £2.5 billion (or, if higher, a sum related to the economic benefit of regulatory capital relief obtained as a result of having entered APS) and the aggregate fees paid. In addition, the Group would have to repay any amounts received from HM Treasury under the terms of the APS (or as otherwise agreed with HM Treasury). In consideration for the protection provided by the APS, the Group paid an initial premium of £1.4 billion on 31 December 2009 for the years 2009 and 2010. A further premium of £700 million is payable on 1 January 2011 and subsequently annual premiums of £500 million until the earlier of 31 December 2099 or the termination of the agreement.

The APS is a single contract providing credit protection in respect of a portfolio of financial assets: the unit of account is the contract as a whole.  Under IFRS, credit protection is either treated as a financial guarantee contract ('FGC') or a derivative depending on the terms of the agreement and the nature of the protected assets and exposures. The portfolio contains more than an insignificant element of derivatives and limited recourse assets, and hence the contract does not meet the definition of an FGC. The APS contract is therefore treated as a derivative and is recognised at fair value, with changes in fair value recognised in profit or loss. The APS derivative did not have any effect on the Group's 2009 income statement; however in future period's changes in value of the APS derivative will have an effect on the Group's profit or loss.

There is no change in the recognition and measurement of the covered assets as a result of the APS. Impairment provisions on covered assets measured at amortised cost are assessed and charged in accordance with the Group's accounting policy; held-for-trading assets, assets designated at fair value and available-for-sale assets within the APS portfolio continue to be measured at fair value with no adjustments to reflect the protection provided by the APS. There is no change in how gains and losses on the covered assets are recognised in the income statement or in other comprehensive income.

·	Trigger events (subject to specific rules detailed in the terms of the APS) comprise:
	·	failure to pay: the counterparty to the covered asset has (subject to specified grace periods) failed to pay an amount due under the terms of its agreement with the Group.
	·	bankruptcy: the counterparty is subject to a specified insolvency or bankruptcy-related event.
	·	restructuring: a covered asset which is individually impaired and is subject to a restructuring.

Appendix 3  The Asset Protection Scheme

2. Basis of asset selection

The selection of assets was carried out primarily between February and April 2009 and was driven by three principal criteria:

(1)	Risk and degree of impairment in base case and stressed scenarios;

(2)	Liquidity of exposure; and

(3)	Capital intensity under procyclicality.

The approach for high volume commercial and retail exposures was on a portfolio basis.  Selection for large corporates and GBM was at the counterparty/asset level.
Set out below are the selection criteria for the contributing divisions.

Global Banking & Markets (GBM)*
Banking book:
  selection by individual asset pool (corporate loans, real estate finance, and leveraged finance), Global Restructuring Group work-out unit counterparties/assets and high risk counterparties/assets. Additional counterparties/assets were selected through an individual risk review of the total portfolio.
Trading book:
  selection by individual assets (monolines, derivatives, mortgage trading).

UK Corporate*
Commercial & Corporate real estate:
  all defaulted assets in the work-out/restructuring unit or in high risk bands.
Corporate:
  all defaulted assets in the work-out/restructuring unit.  Corporate banking clients in high risk sectors or with high concentration risk.
Business Banking:
  portfolios in the work out/restructuring unit or in high risk bands.

UK Retail*
Mortgages:
  assets with a higher loan-to-value (LTV) and in higher risk segments (e.g. LTV >97% on general book, LTV >85% on buy-to-let book), and those assets in arrears (at 31 December 2008).
Loans and overdrafts:
  higher risk customers based on internal bandings, and those assets in arrears (at 31 December 2008).

Ulster Bank* (Corporate & Retail)
Mortgages:
  assets with a greater than 85% LTV, broker mortgages and interest only with a higher probability of default.
Retail:
  portfolios of accounts in default, >1 month arrears, <2 years old and a higher probability of default.
Corporate:
  counterparties/assets in work-out/restructuring groups or in high risk bands, and other assets identified as part of an individual review of cases.

* including assets transferred to Non-Core division

Appendix 3  The Asset Protection Scheme

3. Covered assets

3.1 Roll forward to 31 December 2009

The table below details the movement in covered assets in the year.

£bn

Covered assets at 31 December 2008 - at accession to the Scheme	282.0
Disposals	(3.0)
Non-contractual early repayments	(8.9)
Amortisations	(9.4)
Maturities	(16.7)
Rollovers and covered amount cap adjustments	(1.7)
Effect of foreign currency movements	(11.8)

Covered assets at 31 December 2009	230.5

Note:

(1)
The covered amount at 31 December 2009 above includes approximately £2.1 billion of assets in the derivatives and structured finance asset classes which, for technical reasons, do not currently satisfy, or are anticipated at some stage not to satisfy, the eligibility requirements of the Scheme.  HMT and the Group continue to negotiate in good faith whether (and, if so, to what extent) coverage should extend to these assets. Also, the Group and HMT are in discussion over the HMT classifications of some structured credit assets and this may result in adjustments to amounts for some asset classes; however underlying risks will be unchanged.

Key point

·	The majority of the reduction (68%) in the covered assets reflects repayments by customers.

·	Additionally the Group took advantage of market conditions and executed a number of loan sales.

Appendix 3  The Asset Protection Scheme

3. Covered assets
(continued)

3.2 Credit impairments and write downs

The table below analyses the cumulative credit impairment losses and adjustments to par value (including AFS reserves) relating to covered assets:

	2009	2008
	£m	£m

Loans and advances	14,240	7,705
Debt securities	7,816	7,942
Derivatives	6,834	6,575

	28,890	22,222

By division:
UK Retail	2,431	1,492
UK Corporate	1,007	285
Global Banking & Markets	1,628	1,640
Ulster Bank	486	234
Non-Core	23,338	18,571

	28,890	22,222

Note:

(1)	Total available-for-sale reserves on debt securities of £1,113 million at 31 December 2009 (£1,315 million as at 31 December 2008 was previously included in undrawn commitments and other adjustments).

Key point

·	Of the increase in cumulative losses of £6,668 million, the largest was loan impairments in Non-Core.

Appendix 3  The Asset Protection Scheme

3. Covered assets
(continued)

3.3 First loss utilisation

The triggered amount is equivalent to the aggregate outstanding principal amount on the trigger date excluding interest, fees, premium or any other non-principal sum that is accrued or payable, except where it was capitalised on or before 31 December 2008.  At trigger date, in economic terms, there is an exchange of assets, with the Group receiving a two year interest bearing government receivable in exchange for the asset.

APS recoveries include any return of value on a triggered asset, although these are only recognised for Scheme reporting purposes when they are realised in cash.  The net triggered amount at any point in time, therefore, only takes into account cash recoveries to date. The capturing of triggered amounts has required extensive new processes and controls to be put in place. These continue to be work in progress. Additionally,  as with any bespoke and highly complex legal agreement there are various areas of interpretation which still need to be clarified and agreed between the Group and the Asset Protection Agency ('APA'), some of which could have a material impact on the triggered amount identified to date. Also as part of the APS terms and conditions it was agreed to re-characterise certain assets and their closely related hedges under the scheme and the Group continues to negotiate with APA in good faith to finalise this.

The Scheme Rules are designed to allow for data correction over the life of the scheme, and the Group has a grace period during 2010 to implement processes to capture triggers and restate quarterly claims statements to HMT retrospectively.

The table below summarises the total triggered amount and related cash recoveries by division at 31 December 2009.

	Triggered amount	Cash recoveries to date	Net triggered amount
	£m	£m	£m

UK Retail	3,340	129	3,211
UK Corporate	3,570	604	2,966
Global Banking & Markets	1,748	108	1,640
Ulster Bank	704	47	657
Non-Core	18,905	777	18,128

	28,267	1,665	26,602

Note:

(1)
The triggered amount on a covered asset is calculated when an asset is triggered (due to bankruptcy, failure to pay after a grace period, and restructuring with an impairment) and is the lower of the covered amount and the outstanding amount for each covered asset. Given the grace period for triggering assets, the Group expects additional assets to trigger based on the current risk rating and level of impairments on covered assets.

Appendix 3  The Asset Protection Scheme

3. Covered assets
(continued)

3.3 First loss utilisation
(continued)

Key points

·	APS recoveries include almost any return of value on a triggered asset but are only recognised when they are realised in cash, hence there will be a time lag for the realisation of recoveries.

·	The Group expects recoveries on triggered amounts to be approximately 45% over the life of the relevant assets.

·	On this basis, expected loss on triggered assets at 31 December 2009 is approximately £15 billion (25%) of the £60 billion first loss threshold under the APS.

·	In case the net triggered amount exceeds a specified threshold level for each covered asset class, HMT retains step-in rights as defined in the Scheme rules.

3.4 Risk weighted assets

Risk-weighted assets were as follows:

	2009	2008
	£m	£m

APS	127.6	158.7
Non-APS	438.2	419.1

Group before APS benefit	565.8	577.8

	31 December 2009
	APS	Non APS	Total
Risk-weighted assets by division:	£m	£m	£m

UK Retail	16.3	35.0	51.3
UK Corporate	31.0	59.2	90.2
Global Banking & Markets	19.9	103.8	123.7
Ulster	8.9	21.0	29.9
Non-Core	51.5	119.8	171.3
Other divisions	n/a	99.4	99.4

Group before APS benefit	127.6	438.2	565.8

Key points

·
Over the year RWAs covered by APS declined overall due to the restructuring of certain exposures,, including monoline related assets, and decrease in covered amount partly off-set by credit downgrade and procyclicality,

Appendix 3  The Asset Protection Scheme

3. Covered assets
(continued)

3.5 Divisional analysis
The following table analyses covered assets by the asset classes defined by the Scheme conditions and by division:

	UK Retail	UK Corporate	Global Banking & Markets	Ulster Bank	Non-Core	Covered amount
	£m	£m	£m	£m	£m	£m

2009
Residential mortgages	9,646	-	113	2,512	1,934	14,205
Consumer finance	11,596	24,818	-	5,538	11,309	53,261
Commercial real estate finance	-	9,143	-	1,073	21,921	32,137
Leveraged finance	-	4,899	621	291	17,465	23,276
Lease finance	-	449	-	-	1,080	1,529
Project finance	-	-	255	-	1,562	1,817
Structured finance	-	-	4,114	-	11,061	15,175
Loans	-	9,918	25,815	2,237	16,972	54,942
Bonds	-	-	153	-	545	698
Derivatives	-	-	12,946	218	20,326	33,490

	21,242	49,227	44,017	11,869	104,175	230,530

2008
Residential mortgages	10,280	-	128	2,837	2,182	15,427
Consumer finance	11,609	25,031	-	5,776	12,127	54,543
Commercial real estate finance	-	12,436	-	1,268	26,146	39,850
Leveraged finance	-	4,978	993	329	21,434	27,734
Lease finance	-	594	-	-	1,844	2,438
Project finance	-	-	425	-	1,818	2,243
Structured finance	-	-	6,897	-	12,294	19,191
Loans	-	9,097	45,610	2,663	22,607	79,977
Bonds	-	-	455	-	1,108	1,563
Derivatives	-	-	16,349	229	22,415	38,993

	21,889	52,136	70,857	13,102	123,975	281,959

Movements
Residential mortgages	(634)	-	(15)	(325)	(248)	(1,222)
Consumer finance	(13)	(213)	-	(238)	(818)	(1,282)
Commercial real estate finance	-	(3,293)	-	(195)	(4,225)	(7,713)
Leveraged finance	-	(79)	(372)	(38)	(3,969)	(4,458)
Lease finance	-	(145)	-	-	(764)	(909)
Project finance	-	-	(170)	-	(256)	(426)
Structured finance	-	-	(2,783)	-	(1,233)	(4,016)
Loans	-	821	(19,795)	(426)	(5,635)	(25,035)
Bonds	-	-	(302)	-	(563)	(865)
Derivatives	-	-	(3,403)	(11)	(2,089)	(5,503)

	(647)	(2,909)	(26,840)	(1,233)	(19,800)	(51,429)

Notes:

(1)	Per the Scheme rules, the definition of consumer finance includes personal loans, as well as business and commercial loans to SMEs
(2)	UK Corporate leveraged finance does not include lending to sponsors but, reflects certain loans to corporate customers per Scheme rules.
(3)	The net increase in UK Corporate loans reflects transfers of shipping assets from GBM.
(4)	There have been some minor divisional refinements to 31 December 2008 data, primarily between Core businesses and Non-Core division.

Appendix 3  The Asset Protection Scheme

3. Covered assets
(continued)

3.6 Asset classes
The following tables detail the balances by asset classes, as defined by the Scheme, with underlying product categories, at 31 December 2009 and 31 December 2008.

	Carrying value (2)	Provisions and adjustments to par value (3)	Par value (4)	Undrawn commitments and other adjustments (5)	Covered Amount
	£m	£m	£m	£m	£m
2009	(a)	(b)	(a)+(b)=(c)	(d)	(c)+(d)=(e)

Residential mortgages	14,092	253	14,345	(140)	14,205

Consumer finance	38,101	4,574	42,675	10,586	53,261
- personal loans	7,986	2,610	10,596	2,613	13,209
- business and commercial loans	30,115	1,964	32,079	7,973	40,052

Commercial real estate finance	28,777	1,656	30,433	1,704	32,137

Leveraged finance	16,045	4,425	20,470	2,806	23,276

Lease finance	1,229	232	1,461	68	1,529

Project finance	1,601	44	1,645	172	1,817

Structured finance	6,884	7,677	14,561	614	15,175
- structured loans	625	17	642	29	671
- RMBS	1,251	1,657	2,908	55	2,963
- CMBS	1,281	466	1,747	(6)	1,741
- CDOs & CLOs	1,568	4,641	6,209	119	6,328
- other ABS	2,159	896	3,055	417	3,472

Loans	34,375	3,039	37,414	17,528	54,942

Bonds (6)	545	156	701	(3)	698

Derivatives	12,510	6,834	19,344	14,146	33,490
- monoline insurers	2,607	6,335	8,942	10,852	19,794
- other counterparties	9,903	499	10,402	3,294	13,696

	154,159	28,890	183,049	47,481	230,530

Further analysed:
Loans and advances	134,845	14,240	149,085	32,753	181,838
Debt securities	6,804	7,816	14,620	582	15,202
Derivatives	12,510	6,834	19,344	14,146	33,490

	154,159	28,890	183,049	47,481	230,530

By division:
UK Retail	16,599	2,431	19,030	2,212	21,242
UK Corporate	37,710	1,007	38,717	10,510	49,227
Global Banking & Markets	26,141	1,628	27,769	16,248	44,017
Ulster Bank	10,152	486	10,638	1,231	11,869
Non-Core	63,557	23,338	86,895	17,280	104,175

	154,159	28,890	183,049	47,481	230,530

Appendix 3  The Asset Protection Scheme

3. Covered assets
(continued)

3.6 Asset classes
(continued)

	Carrying value (2)	Provisions and adjustments to par value (3)	Par value (4)	Undrawn Commitments and other adjustments (5)	Covered amount
	£m	£m	£m	£m	£m
2008	(a)	(b)	(a)+(b)=(c)	(d)	(c)+(d)=(e)

Residential mortgages	15,283	144	15,427	-	15,427

Consumer finance	45,691	2,346	48,037	6,506	54,543
- personal loans	10,267	1,687	11,954	1,440	13,394
- business and commercial loans	35,424	659	36,083	5,066	41,149

Commercial real estate finance	32,131	847	32,978	6,872	39,850

Leveraged finance	19,792	2,875	22,667	5,067	27,734

Lease finance	2,012	138	2,150	288	2,438

Project finance	1,761	58	1,819	424	2,243

Structured finance	10,370	8,012	18,382	809	19,191
- structured loans	2,761	155	2,916	597	3,513
- RMBS	1,232	1,547	2,779	-	2,779
- CMBS	1,481	371	1,852	-	1,852
- CDOs & CLOs	2,390	5,168	7,558	212	7,770
- other ABS	2,506	771	3,277	-	3,277

Loans	50,563	1,142	51,705	28,272	79,977

Bonds (6)	1,467	85	1,552	11	1,563

Derivatives	21,093	6,575	27,668	11,325	38,993
- monoline insurers	5,620	5,892	11,512	10,758	22,270
- other counterparties	15,473	683	16,156	567	16,723

	200,163	22,222	222,385	59,574	281,959

Further analysed:
Loans and advances	169,994	7,705	177,699	48,026	225,725
Debt securities	9,076	7942	17,018	223	17,241
Derivatives	21,093	6,575	27,668	11,325	38,993

	200,163	22,222	222,385	59,574	281,959

By division:
UK Retail	18,982	1,492	20,474	1,415	21,889
UK Corporate	39,608	285	39,893	12,243	52,136
Global Banking & Markets	47,230	1,640	48,870	21,987	70,857
Ulster Bank	11,705	234	11,939	1,163	13,102
Non-Core	82,638	18,571	101,209	22,766	123,975

	200,163	22,222	222,385	59,574	281,959

Appendix 3  The Asset Protection Scheme

3. Covered assets
(continued)

3.6 Asset classes
(continued)

Notes:

(1)
The balances at 31 December 2008 and 31 December 2009 within specific asset classes reflect the Group's application of the asset class definitions in the Scheme rules, particularly in relation to consumer finance, commercial real estate finance and loans.

(2)
Carrying value represents the amounts recorded on the balance sheet and includes assets classified as loans and receivables (LAR), fair valued through profit or loss (FVTPL) and available-for-sale (AFS).

(3)	Provisions and adjustments to par value comprises:

	·	impairments on LAR and AFS debt securities;

	·	credit valuation adjustments relating to derivatives;

	·	adjustment to par value on other FVTPL assets;

	·	add-back of write-offs of £6,079 million, as these are covered by the Scheme rules; and

	·	available-for-sale reserves on debt securities of £1,113 million (2008 - £1,315 million).

(4)	Undrawn commitments and other adjustments include:

	·	undrawn commitments and other contingent liabilities;

	·	potential future exposures and other adjustments to covered amount relating to derivative contracts; and

·
adjustments to covered amount in accordance with the Scheme rules (restriction of cover for rollovers (loans and commercial real estate), maintenance of covered amount as at 31 December 2008 for two years (consumer finance).

(5)	Comprises non asset-backed securities.

Appendix 3  The Asset Protection Scheme

3. Covered assets
(continued)

3.7 Sector analysis

The tables below analyse covered assets by sector and division; and by sector and HMT asset class at 31 December 2009 and 31 December 2008.

	2009
	UK Retail	UK Corporate	GBM	Ulster Bank	Non-Core	Covered amount	2008
	£m	£m	£m	£m	£m	£m	£m

Financial institutions	-	1,427	11,303	35	35,985	48,750	64,027
Manufacturing	-	1,673	6,849	230	8,127	16,879	20,053
Natural resources	-	629	2,530	45	2,117	5,321	8,122
Property	-	9,990	8,349	1,550	27,931	47,820	60,217
Retail and leisure	-	4,292	4,608	964	4,305	14,169	17,975
Services	-	1,885	1,159	324	2,689	6,057	8,484
TMT	-	608	3,985	263	5,852	10,708	14,535
Transport	-	3,962	5,118	116	3,579	12,775	15,726
Personal and SME	21,242	24,761	116	8,342	13,590	68,051	72,820

	21,242	49,227	44,017	11,869	104,175	230,530	281,959

	Residential mortgage	Consumer finance	Commercial real estate	Leveraged finance	Lease finance	Project finance	Structured finance	Loan	Bonds	Derivative	Covered amount

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

2009
Financial institutions	-	-	818	1,620	18	-	13,769	9,741	337	22,447	48,750
Manufacturing	-	-	-	5,906	120	6	6	9,782	48	1,011	16,879
cNatural resources	-	-	-	1,260	41	1,065	9	2,458	46	442	5,321
Property	-	-	30,636	1,810	564	298	486	9,058	53	4,915	47,820
Retail and leisure	-	-	616	3,510	40	142	369	7,819	74	1,599	14,169
Services	-	-	29	3,213	320	104	191	1,572	6	622	6,057
TMT	-	-	-	5,490	9	-	3	3,908	11	1,287	10,708
Transport	-	-	35	465	273	202	342	10,171	123	1,164	12,775
Personal and SME	14,205	53,261	3	2	144	-	-	433	-	3	68,051

	14,205	53,261	32,137	23,276	1,529	1,817	15,175	54,942	698	33,490	230,530

2008
Financial Institutions	-	-	638	4,196	28	138	17,288	15,478	514	25,747	64,027
Manufacturing	-	-	-	4,895	196	14	7	13,233	60	1,648	20,053
Natural resources	-	-	-	1,484	60	1,261	11	4,699	53	554	8,122
Property	-	-	38,467	2,188	876	388	550	12,289	128	5,331	60,217
Retail and leisure	-	-	679	4,067	63	151	443	10,417	165	1,990	17,975
Services	-	-	31	3,773	556	66	519	2,832	13	694	8,484
TMT	-	-	-	6,591	13	-	3	5,918	406	1,604	14,535
Transport	-	-	35	537	369	225	370	12,619	149	1,422	15,726
Personal and SME	15,427	54,543	-	3	277	-	-	2,492	75	3	72,820

	15,427	54,543	39,850	27,734	2,438	2,243	19,191	79,977	1,563	38,993	281,959

Appendix 3 Asset Protection Scheme

3. Covered assets
(continued)

3.8 Geographical breakdown

The table below provides a geographical breakdown of covered assets, based on the country of domicile or incorporation of the obligor, and by HM Treasury asset class.

	Residential mortgage	Consumer finance	Commercial real estate	Leveraged finance	Lease finance	Project finance	Structured finance	Loan	Bonds	Derivative	Covered amount

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

2009
United Kingdom	10,102	46,027	15,285	8,406	997	167	2,433	15,879	53	8,379	107,728
Western Europe	3,971	6,814	12,080	9,448	485	904	2,963	21,273	105	2,369	60,412
North America	118	46	1,702	4,039	2	228	3,406	8,019	25	17,325	34,910
Latin America	1	282	2,042	476	17	40	5,628	2,593	7	4,068	15,154
Other	13	92	1,028	907	28	478	745	7,178	508	1,349	12,326

	14,205	53,261	32,137	23,276	1,529	1,817	15,175	54,942	698	33,490	230,530

2008
United Kingdom	10,799	46,459	20,127	9,617	1,537	264	2,778	21,050	115	10,074	122,820
Western Europe	4,468	7,654	13,848	11,685	845	1,004	4,226	31,461	370	3,231	78,792
North America	139	46	2,381	4,880	4	261	4,187	12,493	499	19,567	44,457
Latin America	1	287	2,201	601	19	45	6,550	4,365	18	4,486	18,573
Other	20	97	1,293	951	33	669	1,450	10,608	561	1,635	17,317

	15,427	54,543	39,850	27,734	2,438	2,243	19,191	79,977	1,563	38,993	281,959

3.9 Currency breakdown

	2009	2008
	£m	£m

GBP	107,731	121,440
Euro	56,586	72,989
USD	58,489	77,298
AUD	3,276	3,981
JPY	1,725	2,157
Other	2,723	4,094

	230,530	281,959

This analysis by currency does not reflect any hedges that the Group may have in place.

Appendix 3 Asset Protection Scheme

3. Covered assets
(continued)

3.10 Risk elements in lending and potential problem loans
Risk elements in lending (REIL) and potential problem loans (PPL) for the Group and the amount relating to assets in the Scheme are set out below.

	2009		2008
	Group	APS	Group	APS
	£m	£m	£m	£m

Non-performing loans	31,811	22,335	17,082	12,679
Other REIL	3,178	2,092	1,709	1,498

Total REIL	34,989	24,427	18,791	14,177
PPL	924	580	226	187

REIL and PPL	35,913	25,007	19,017	14,364

Core	12,361	7,170
Non-Core	23,552	17,837

REIL and PPL	35,913	25,007

Key point

·	Approximately 70% of the Group and 76% of Non-Core REIL and PPL loans are covered by the scheme.

3.11 Credit quality of loans

The table below analyses the credit quality of the Group's credit risk assets by risk bands and the proportion relating to assets in the Scheme.

		2009		2008
Asset quality band	Probability of default	Group	% relating to assets in scheme	Group	% relating to assets in scheme

AQ1	0% - 0.034%	95	2%	127	3%
AQ2	0.034% - 0.048%	12	9%	26	16%
AQ3	0.048% - 0.095%	29	7%	38	17%
AQ4	0.095% - 0.381%	97	12%	150	15%
AQ5	0.381% - 1.076%	130	24%	148	28%
AQ6	1.076% - 2.153%	95	28%	103	36%
AQ7	2.153% - 6.089%	55	37%	46	52%
AQ8	6.089% - 17.222%	23	44%	26	46%
AQ9	17.222% - 100%	15	66%	12	69%
AQ10	100%	38	76%	18	72%
Other (1)		41	5%	41	8%

		630	23%	735	24%

Note:

(1)
'Other' largely comprises assets covered by the standardised approach for which a probability of default (PD) equivalent to those assigned to assets covered by the internal ratings based approach is not available.
Reverse repurchase agreements, carrying value relating to net derivative positions and debt securities are excluded from both Group numbers and APS covered assets above.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 February 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat